Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(dollars in millions)

	Year ended December 31,
	2009	2008	2007	2006	2005
Pre-tax income from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$292.5	$323.7	$291.8	$324.0	$170.4

Fixed charges:
Interest expensed and capitalized	132.9	142.8	158.5	163.1	185.0
Appropriate portion of rentals	6.4	6.9	7.0	7.6	7.1

Total fixed charges	139.3	149.7	165.5	170.7	192.1

Pre-tax income required to pay preferred dividends	17.9	17.9	18.5	18.6	17.3

Total combined fixed charges and preferred dividends	$157.2	$167.6	$184.0	$189.3	$209.4

Ratio of earnings to fixed charges	2.1	2.2	1.8	1.9	—
Coverage deficiency**	n/a	n/a	n/a	n/a	$21.7

Ratio of earnings to combined fixed charges and preferred dividends	1.9	1.9	1.6	1.7	—
Coverage deficiency**	n/a	n/a	n/a	n/a	$39.0

*	Earnings used in computing the ratio of earnings to combined fixed charges and preferred dividends consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.
**	For the period in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges or combined fixed charges and preferred dividends by the amount of the deficiency.